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EXHIBIT 99.1


                              CAUSE NO. 00-02222-G

FIRST LONDON SECURITIES  ss.                     IN THE DISTRICT COURT
CORPORATION, ss.
                    Plaintiff, ss.
                                        ss.
             v. ss. OF DALLAS COUNTY, TEXAS
                                        ss.

         800 TRAVEL SYSTEMS, INC. ss. ss.

                     Defendant.  ss.            134TH JUDICIAL DISTRICT


                          INITIAL SETTLEMENT AGREEMENT
                          ----------------------------

         The parties hereto agree that this lawsuit and all claims and controversies between them are hereby settled in accordance with the following terms of this Initial Settlement Agreement ("Agreement"):

         The parties acknowledge that bona fide disputes and controversies exist between them, both as to liability and the amount of damages, if any, and by reason of such disputes and controversies they desire to compromise and settle all claims and causes of action of any kind whatsoever which the parties have or may have arising out of the transaction or occurrence which is the subject of this litigation. It is further understood and agreed that this is a compromise of a disputed claim, and nothing contained herein shall be construed as an admission of liability by any party, all such liability being expressly denied.

         Each signatory hereby warrants and represents that:

                  such person has authority to bind the party or parties for whom such person acts; and

                  the claims, suits, rights, and/or interests which are the subject matter hereto are owned by the party asserting same, have not been assigned, transferred or sold, and are free of any encumbrance.

         Within two (2) business days of Plaintiff's execution and delivery of this Agreement to Defendant's counsel, Defendant shall pay to Plaintiff the total amount of sixty thousand dollars ($60,000.00), which amount is the total monetary consideration for this Agreement, subject to the provisions below. By such date, payment is to be received in Plaintiff's counsel's office by company check or may be arranged by wire transfer if acceptable to the parties.

         By execution of this Initial Settlement Agreement, Plaintiff represents that it is the current owner of and has not transferred the 105,300 Warrant Representatives' Warrants and the 52,650 Common Stock Representatives' Warrants ("Existing Warrants"), which were originally evidenced, along with other warrants, by the issuance of the Warrant Certificate dated January 21, 1998, and acknowledges that the Existing Warrants are hereby of no force and effect and are terminated and cancelled without exercise or further compensation to Plaintiff, except that Plaintiff shall, however, be entitled to maintain suit for damages should it proceed to trial instead of dismissing the suit under
Section 9 of this Agreement.

         At or near the same time as the transfer of the settlement funds (referenced in Paragraph 3 above), Defendant shall present Plaintiff with restricted Warrant Certificates and a Warrant Agreement for execution at that time, in the forms attached hereto as EXHIBIT A (including the accompanying certificate form). The new Warrant Certificates will evidence the issuance of two hundred fifty-seven thousand nine hundred fifty (257,950) New Warrants, each New Warrant being exchangeable for one share of Defendant's common stock at the price of $1.5625 per share. The New Warrants shall be exercisable to and through


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December 31, 2003, but not exercisable or transferable until an effective registration statement is put in place covering the resale of the underlying common stock. Defendant shall take all steps reasonably necessary to register the resale of the shares to be issued upon exercise of the New Warrants (the "Underlying Shares") as soon as possible and in accordance with the Warrant Agreement attached hereto.

         If a registration statement covering the Underlying Shares is not declared effective on or before May 15, 2001, Defendant will promptly issue to Plaintiff an additional sixty-four thousand four hundred eighty-seven (64,487) warrants ("Additional New Warrants") over and above the New Warrants, with an exercise price of $1.5626 per share, by furnishing Plaintiff with additional Warrant Certificates evidencing issuance of the Additional New Warrants upon Plaintiff's execution of an accompanying Warrant Agreement, which shall be in substantially the forms attached hereto as EXHIBIT A (including the accompanying certificate form), except with respect to the quantity of warrants and issuance date. To the extent that Defendant is obligated to issue Additional New Warrants, Defendant shall include the shares issuable upon conversion of the Additional New Warrants in the registration filed by Defendant for the Underlying Shares. The Additional New Warrants shall also be exercisable to and through December 31, 2003, but not exercisable or transferable until an effective registration statement is put in place covering the resale of the underlying common stock.

         Plaintiff will fully cooperate with Defendant and the Securities Exchange Commission ("SEC") in the process of Defendant's filing and having declared effective the registration statement(s) necessary to register the resale of the Underlying Shares and the resale of shares issuable upon conversion of the Additional New Warrants (if any). Any delay caused by or attributable to comments included in a SEC comment letter on the registration statement relating to Plaintiff or to Plaintiff's relationship to Defendant as a former underwriter to Defendant shall cause the May 15, 2001 deadline referenced above to be extended until such time as there are no SEC comments related to Plaintiff or to Plaintiff's relationship to Defendant.

         The parties shall request that the court reset the trial of this suit for as soon as possible after July 1, 2001, subject to a July vacation already scheduled for Defendant's counsel. If Defendant completes the registration of the Underlying Shares as provided in this Agreement by the date which is three weeks before the reset trial date, then Plaintiff shall dismiss the suit with prejudice and the parties shall execute a Full and Final Settlement Agreement and Mutual Release in the form attached hereto as EXHIBIT B, which itself obligates the parties' counsel to execute an Agreed Motion for Dismissal With Prejudice and an Agreed Order for Dismissal With Prejudice.

         If the registration of the Underlying Shares is not completed by the date which is three weeks before the reset trial date (the "Election Date"), then Plaintiff must upon Defendant's written notice of the registration status, either file a motion to dismiss this suit with prejudice within five (5) business days of Defendant's notice, or go forward with the suit. If Plaintiff elects to go forward with the suit, nothing in this Agreement shall constitute a release or settlement by Plaintiff of any claims for damages. If Plaintiff does not file the above-referenced motion to dismiss, Plaintiff shall be obligated to surrender promptly to Defendant the Warrant Certificates for the New Warrants and for the Additional New Warrants and to waive in writing any and all rights to exercise said New Warrants and Additional New Warrants. Moreover, if the registration of the Underlying Shares is not completed by the May 15, 2001 deadline, counsel for the parties will cooperate to have Defendant's Motion for Summary Judgment, which was previously heard by the Court on December 13, 2000, but not yet ruled on, reset for hearing or submission on a date which is approximately five to four weeks before the reset trial date, and without the necessity of the 21-day notice period normally required by Rule 166a of the Texas Rules of Civil Procedure, and without waiving Plaintiff's obligation to dismiss the suit with prejudice if the registration of the Underlying Shares is completed as provided above. In the event that Defendant prevails on the Motion for Summary Judgment by obtaining a judgment, which is not appealed, or by prevailing on the ultimate appeal of such judgment, then Plaintiff will surrender the New Warrants and Additional New Warrants to Defendant without exercise or further compensation.

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         If Plaintiff goes forward with trial, and if Plaintiff obtains a judgment against Defendant, then Defendant shall be entitled to a settlement credit of thirty thousand dollars ($30,000.00) against any amount awarded Plaintiff.

         If Plaintiff elects to dismiss this suit, as allowed by Section 9 above, and if by September 13, 2001, the registration statement has not become effective, then Defendant will pay Plaintiff within five business days a liquidated damage penalty of $50,000; provided that in the event there is any delay caused by or attributable to comments included in a SEC comment letter on the registration statement relating to Plaintiff or to Plaintiff's relationship to Defendant as a former underwriter to Defendant, the September 13, 2001 penalty date referenced above shall be extended by the length of time equal to the delay referenced above. Even if Defendant becomes obligated to pay the liquidated damage penalty mentioned in this section, Plaintiff will still be entitled to retain the New Warrants and Additional New Warrants.

         This Agreement may be signed in counterparts, which will then be assembled so as to provide each party a fully executed original of the Agreement, and such signature in counterpart shall not render the Agreement ineffective.

         This Agreement may be amended or modified only by a written instrument executed by the parties hereto. This Agreement contains the entire and sole agreement between the parties and supersedes all prior discussion, representations, understandings and agreements of any kind between the parties.

         This Agreement shall be construed and enforced according to the laws of Texas and enforceable only in the 134th Judicial District Court of Dallas, County, Texas.


AGREED THIS 13th DAY OF MARCH, 2001.

FIRST LONDON SECURITIES CORPORATION, INC.


By:  /S/ Douglas Nichols
    ----------------------------------------------------
       Douglas Nichols, President



AGREED THIS 13th DAY OF MARCH, 2001.

800 TRAVEL SYSTEMS, INC.


By: /S/ Peter M. Sontag
    ----------------------------------------------------
       Peter M. Sontag, Chief Executive Officer/Chairman

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